Exhibit 99.66

PROTECH HOME MEDICAL INVITED TO PRESENT AT THE MICROCAP RODEO BEST IDEAS

BOWL ON OCTOBER 13TH TO 16TH

WEBCASTED PRESENTATION TO BE HELD ON WEDNESDAY, OCTOBER 14TH AT 11AM EDT

Cincinnati, Ohio – October 6, 2020 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has been invited to present at the MicroCap Rodeo Best Ideas Bowl, which is being held virtually on October 13th – 16th, 2020.

Protech is scheduled to present on Wednesday, October 14th at 11am EDT, with one-on-one meetings to be held throughout the conference. The presentation will be webcast live and available for replay at https://microcap.protechhomemedical.com.

“We are thrilled to have been invited to participate as one of the top 25 ideas at the MicroCap Rodeo and look forward to sharing our continued success with U.S. based investors,” said Greg Crawford, Chairman and CEO of Protech. We continue to be active on both sides of the border communicating with current and prospective investors and will keep our shareholders apprised as to future conferences we attend.”

ABOUT MICROCAP RODEO BEST IDEAS BOWL

The MicroCap Rodeo is back with its first ever “Best Ideas Bowl.” This conference is a virtual conference for their top 25 best ideas from the buy side. Qualified institutional investors recommended each of the 25 companies represented as one of their best ideas.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com